Exhibit 99.1

AMENDMENT TO NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IN

RESPECT OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF HEXO CORP. TO

BE HELD ON DECEMBER 11, 2020

This is an amendment (the “Amendment”) to HEXO Corp.’s (the “Corporation”) notice of meeting dated October 28, 2020 (the “Notice of Meeting”) and management information circular dated October 28, 2020 (the “Information Circular”) in respect of its annual and special meeting of shareholders scheduled to be held on December 11, 2020 (the “Meeting”). Except as otherwise expressly provided herein, this amendment is in addition to, and not in replacement of, the original Notice of Meeting and Information Circular.

CONSOLIDATION OF COMMON SHARES

The Notice of Meeting and the Information Circular provided that, at the Meeting, shareholders of the Corporation (the “Shareholders”) would be asked to consider, and if deemed advisable, pass a special resolution authorizing and approving a consolidation of the outstanding common shares of the Corporation (the “Common Shares”) on the basis of eight (8) old Common Shares for one (1) new Common Share, all as more particularly described in the Circular (the “Original Consolidation Ratio”). The purpose of the consolidation is to increase the price of the Common Shares price to regain compliance with the US$1.00 minimum share price continued listing standard of the New York Stock Exchange (“NYSE”). The Corporation believes the Original Consolidation Ratio should be revised downward in light of the recent increase in the trading price of the Common Shares and in order to maintain a liquid share float and reflect the Corporation’s confidence that it can execute on its growth strategy. It is therefore changing the ratio for the proposed consolidation of the Common Shares from the Original Consolidation Ratio to a ratio of four (4) old Common Shares for one (1) new Common Share (the “New Consolidation Ratio”). Accordingly, all references in the Notice of Meeting and the Information Circular to the Original Consolidation Ratio are amended to refer to the New Consolidation Ratio.

The Corporation will not distribute an amended form of proxy in light of the proxy submission deadline of 10:00 a.m. (EST) on December 9, 2020, the fact that the amendment to the consolidation ratio is a downward revision and because the form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting or any adjournment or postponement thereof. The persons named in the form of proxy for the Meeting intend to vote FOR the consolidation of the Common Shares at the New Consolidation Ratio unless the shareholder delivering the proxy has specified in the form of proxy that the Common Shares represented by such form of proxy are to be voted against such resolution.

The contents of this Amendment have been approved by the directors of the Corporation.

DATED effective as of the 7th day of December, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Sébastien St-Louis”
Sébastien St-Louis President and Chief Executive Officer and Director